EXHIBIT (d)(i)

AGREEMENT

This Agreement is entered into as of May 12, 2021 (this “Agreement” (including the exhibits hereto), by and between Saba Capital Management, L.P. (“Saba”) and Eaton Vance Management (the “Adviser” and, together with Saba, the “Parties” and, individually, a “Party”).

WHEREAS, the Eaton Vance Floating-Rate Income Trust (EFT) (the “Fund”) is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Adviser serves as the Fund’s adviser pursuant to a management agreement between the Fund and the Adviser; and

WHEREAS, as of the close of business on May 12, 2021, Saba may be deemed to be the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, in the aggregate, 6,218,811 shares of common stock of the Fund, $0.01 par value (“Common Shares”), which includes Common Shares held by one or more private funds and accounts managed by Saba (the “Saba Private Funds”) and an open- end management investment company registered under the 1940 Act (the “ETF”) for which Saba serves as a sub-adviser. For the avoidance of doubt, the ETF is not a party to, is not restricted by and is not governed by, the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1. Tender Offer by the Fund

1.1                                        On the basis of the representations, warranties and agreements set forth herein and subject to performance by each Party of its respective covenants and other obligations hereunder and the other conditions set forth herein:

(a)                   The Adviser has recommended to the Fund’s Board of Trustees (the “Board”), and the Board has authorized the Fund, subject to the execution of this Agreement by all Parties, to conduct a conditional tender offer to purchase for cash 50% (the “Maximum Amount”) of its outstanding Common Shares (the “Tender Offer”). The Tender Offer shall include the following terms: (i) holders of Common Shares shall have the opportunity to tender some or all of their Common Shares at a price equal to 99% of the Fund’s net asset value per share (“NAV”) as determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the expiration date of the Tender Offer or, if the Tender Offer is extended, on the day to which the Tender Offer is extended, (ii) the Fund shall purchase Common Shares tendered and not withdrawn on a prorated basis up to the Maximum Amount if greater than the Maximum Amount of Common Shares are properly tendered and not properly withdrawn, (iii) the consideration to be paid by the Fund for Common Shares purchased under the Tender Offer shall consist solely of cash and (iv) if less than the Maximum Amount of Common Shares have been properly tendered and not withdrawn, then the Fund shall only be obligated to purchase such amount of Common Shares actually tendered. Notwithstanding anything contained in this Agreement to the contrary, in no event shall the Tender Offer commence prior to the date that the voting results of the April 16, 2021 meeting of shareholders of the Fund are certified by the Inspector of Elections. The Tender Offer shall commence by no later than July 1, 2021 and the Fund shall pay the proceeds of the Tender Offer no later than August 13, 2021; provided, any Common Shares tendered shall not be paid for prior to July 15, 2021. For avoidance of doubt, the Tender Offer shall be in lieu of, and not in addition to, the conditional tender offer announced by the Fund on March 16, 2021.

(b)                    The Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.

(c)                   The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

(d)                   Notwithstanding any commitment to conduct the Tender Offer under the circumstances set forth above, the Fund will not commence the Tender Offer or accept tenders of the Fund’s Common Shares during any period when (i) such transactions, if consummated, would, upon advice of counsel and determined by the Fund and counsel in good faith: (A) result in the delisting of the Fund’s shares from the NYSE or (B) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (which would make the Fund a taxable entity, causing the Fund’s income to be taxed at the fund level in addition to the taxation of shareholders who receive distributions from the Fund); or (ii) there is any (A) legal or regulatory action or proceeding instituted or threatened in writing challenging such transaction, (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the Nasdaq Stock Market and the NYSE MKT LLC or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States, Massachusetts or New York State. In the event of a delay pursuant to either of clauses (i) or (ii) above or a determination not to conduct the tenders set forth herein, the Fund will (x) provide, within three

(3) calendar days, written notice to Saba of any such determination not to conduct or delay the Tender Offer pursuant to this Section 1.1(d), in each case, together with a detailed analysis of the reason for such determination and reasonable support for such determination and (y) in the event of a delay, the Fund will commence the Tender Offer as soon as practicable and not later than 10 days after the termination of such delaying event.

(e)                   Other than in connection with regularly scheduled distributions under a dividend reinvestment plan, the Fund shall not issue any Common Shares or any securities exchangeable or convertible into Common Shares prior to the payment of the Tender Offer proceeds.

(f)	The Adviser has recommended to the Fund’s Board of

Trustees (the “Board”), and the Board has authorized the Fund, subject to the execution of this Agreement by all Parties, to conduct up to three additional conditional tender offers (each a “Subsequent Tender Offer”) subject to the following terms: (i) in calendar year 2022, the Fund will conduct a tender offer to purchase for cash up to 10% of its then outstanding

Common Shares prior to December 31, 2022 if the average discount to the Fund’s NAV from January 2022 through August 2022 exceeds 10% based on the Fund’s volume-weighted average market price and NAV on business days during the period; (ii) in calendar year 2023, the Fund will conduct a tender offer to purchase for cash up to 10% of its then outstanding Common Shares prior to December 31, 2023 if the average discount to the Fund’s NAV from January 2023 through August 2023 exceeds 10% based on the Fund’s volume-weighted average market price and NAV on business days during the period; (iii) in calendar year 2024, the Fund will conduct a tender offer to purchase for cash up to 10% of its then outstanding Common Shares prior to December 31, 2024 if the average discount to the Fund’s NAV from January 2024 through August 2024 exceeds 10% based on the Fund’s volume-weighted average market price and NAV on business days during the period; (iv) each Subsequent Tender Offer shall provide holders of Common Shares with the opportunity to tender some or all of their Common Shares at a price equal to 98% of the Fund’s NAV as determined as of the close of the regular trading session of the NYSE on the expiration date of the Subsequent Tender Offer or, if the Subsequent Tender Offer is extended, on the date to which the Subsequent Tender Offer is extended; (v) in connection with each Subsequent Tender Offer, the Fund shall purchase Common Shares tendered and not withdrawn on a prorated basis up to 10% of the Fund’s then outstanding Common Shares if greater than 10% of the Common Shares are properly tendered and not properly withdrawn, (vi) the consideration to be paid by the Fund for Common Shares purchased in any Subsequent Tender Offer shall consist solely of cash, (vii) if less than 10% of the Common Shares are properly tendered and not withdrawn in connection with any Subsequent Tender Offer, the Fund shall only be obligated to purchase such amount of Common Shares actually tendered, and (viii) notwithstanding any commitment to conduct a Subsequent Tender Offer under the circumstances set forth in this Section 1.1(f), the Fund will not commence a Subsequent Tender Offer or accept tenders of the Fund’s Common Shares during any period described in 1.1(d) above, provided that the Fund will commence the Subsequent Tender Offer as soon as practicable and not later than 20 days after the termination of such delaying event.

1.2                                    Saba agrees to tender, or cause to be tendered, all but one of the Common Shares of which Saba or its Affiliates (as defined below) or a Saba Entity (as defined below and excluding the ETF) is the beneficial owner (as such term is used in Rule 13d-3 under the Exchange Act) in the Tender Offer and in any Subsequent Tender Offers, including, but not limited to, all of the Common Shares then owned by Saba and the Saba Private Funds and excluding the ETF. Notwithstanding the foregoing, if Saba and/or the Saba Entities would be required to disgorge their profits in respect of certain Common Shares pursuant to Section 16(b) of the Securities Exchange Act of 1934 if such Common Shares were tendered in the Tender Offer or a Subsequent Tender Offer, as the case may be, Saba and the Saba Entities shall not be obligated to tender its Common Shares. Saba represents that, as of the date of this Agreement, Saba and the Saba Parties do not own any Common Shares of the

Fund that would or potentially could be subject to disgorgement of profits if the Tender Offer is completed in accordance with Section 1.1(a), and covenants that Saba and the Saba Entities will not acquire any additional Common Shares prior to completion of the Tender Offer.

1.3                                    For the consideration provided herein by the Adviser and the Fund to the Saba Entities, Saba agrees that Saba, the Saba Entities and their Affiliates will not challenge the certified results of the April 16, 2021 meeting of Fund shareholders at which a new investment advisory agreement with the Adviser was purportedly approved by vote of a majority of the outstanding voting securities of the Fund as defined in the 1940 Act (the “Change of Control Approval”), and will not seek to change or affect the April 16, 2021 meeting results, including without limitation (i) opposing, objecting to, or failing to agree to, certification of the voting results of the April 16, 2021 meeting of shareholders of the Fund; (ii) making any argument or suggestion to the court in the pending litigation captioned Eaton Vance Senior Income Trust v. Saba Capital Master Fund, Ltd., No. 2084-cv-01533 (Mass. Sup. Ct.) (the “Massachusetts Litigation”) or any other tribunal challenging the validity or seeking the reversal of the voting results of the April 16, 2021 meeting of shareholders of the Fund, regardless of any ruling by the court in the Massachusetts Litigation regarding the validity of the by-law amendments that are the subject of that action with respect to the Fund, or (iii) encouraging other parties to challenge the validity or seek to reverse the voting results of the April 16, 2021 meeting of shareholders of the Fund. For the avoidance of doubt, nothing in this Agreement will restrict or prohibit Saba, the Saba Entities and the Affiliates from making similar or the same arguments or taking the same or similar actions that are set forth in this Section 1.3 with respect to any other actions of the Fund, with respect to any actions of any other funds advised by Adviser (including, but not limited to, Eaton Vance Senior Floating-Rate Trust (“EFR”), Eaton Vance Senior Income Trust (“EVF”), or Eaton Vance Limited Duration Income Fund (“EVV”)), or from continuing to pursue any and all forms of relief in the Massachusetts Litigation, including but not limited to any and all relief available with respect to the adoption and application of the bylaw amendments challenged by Saba in the Massachusetts Litigation, other than the relief specified in this paragraph with respect to the April 16, 2021 meeting results. Saba further agrees that, on the date that this Agreement is executed, it will provide written notification to the Inspector of Elections for the April 16, 2021 meeting of shareholders of the Fund that it is not challenging the preliminary voting results of such meeting or otherwise objecting to the certification of such results.

Section 2. Additional Agreements

2.1                              Saba covenants and agrees that from the execution of this Agreement until the Agreement is terminated pursuant to Section 4, it will not, and will cause its respective principals, directors, general partners, members, officers, employees, agents (acting on Saba’s behalf), affiliated persons (as defined in the 1940 Act and which, for the avoidance of doubt, shall exclude the ETF but shall include (without limitation) any account or other pooled investment vehicle now or in the future managed, advised or sub-advised by Saba or its affiliated persons) and representatives under Saba’s control (all such persons, collectively, the “Saba Entities”), and any other persons controlled by or under common control with Saba, Saba Capital Management GP, LLC or Boaz R. Weinstein (which shall not include the ETF) (such other persons, “Affiliates”), not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing in advance by the Fund and the Adviser, take any of the actions with respect to the Fund as set forth below:

(a)                   effect, seek, offer, engage in, propose (whether publicly or otherwise and whether or not subject to conditions) or cause, participate in or act to, or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or cause, participate in or act to (other than as specifically contemplated by this Agreement):

(i)                   any “solicitation” of “proxies” or become a “participant” in any such “solicitation” as such terms are defined in Regulation 14A under the Exchange Act, including any otherwise exempt solicitation pursuant to clause (iv) of Rule 14a- 1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of the Fund (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of shareholders);

(ii)                 knowingly encourage or advise any other person or knowingly assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with the Board’s and/or Adviser’s recommendation with respect to the Fund in connection with such matter or encouragement or advice solely amongst Saba, the Saba Entities and the Affiliates) with respect to the Fund;

(iii)               engage, directly or indirectly, in any short sale that derives substantially all of its value from a decline in the market price of the Fund (for the avoidance of doubt, Saba and its Affiliates may short sell broad based indices);

(b)                   form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder) (other than a group that consists solely of members of Saba, the Saba Entities and the Affiliates) with respect to the activities described in Sections 2.1(a)(i), 2.1(a)(ii) or 2.1(a)(iii);

(c)                   deposit any securities of the Fund in any voting trust or subject any securities of the Fund to any arrangement or agreement with respect to the voting of the securities of the Fund, including, without limitation, lend any securities of the Fund to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any shareholder vote or consent of the Fund or to sell such securities, other than any such voting trust, arrangement or agreement solely among the members of Saba, the Saba Entities and the Affiliates;

(d)                   seek, alone or in concert with others, (i) election or appointment to, or representation on, the Board of the Fund, or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board of the Fund, or (ii) the removal or resignation of any member of the Board of the Fund, or knowingly encourage any such actions in clause (i) or (ii) specifically with regard to the Fund;

(e)                   make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Fund (pursuant to Rule 14a-8 under the Exchange Act or otherwise), or take any action (other than in accordance with this Section 2.1 and Section 2.2) with respect to any shareholder proposal or written consent submitted prior to the date of this Agreement or during the period from the execution of this Agreement until the Agreement is terminated pursuant to Section 4;

(f)                     make a request for a shareholder list or other books and records of the Fund under Massachusetts or New York law or any other statutory or regulatory provision;

(g)                   seek to control or publicly influence the Adviser with respect to the Fund, the Board of the Fund or policies of the Fund;

(h)                     make any public proposal with respect to (i) any change in the number or term of directors or the filling of any vacancies on the Board of the Fund, (ii) any change in the capitalization, share purchase program, dividend policy or distribution policy of the Fund, (iii) any other material change in the Fund’s management, business or corporate structure with respect to the Fund, or (iv) any waiver, amendment or modification to the charter or bylaws of the Fund;

(i)                       enter into any negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, knowingly assist or knowingly encourage others to take any action with respect to any of the foregoing; or

(j)                       publicly request (x) that the Fund, the Board of the Fund or any of their respective representatives amend or waive any provision of this Section 2.1 (including this sentence) or (y) the Board of the Fund to specifically invite Saba, the Saba Entities or the Affiliates to take any of the actions prohibited by this Section 2.1.

Nothing herein shall be deemed to prohibit Saba, the Saba Entities and the Affiliates from communicating privately with the directors, officers, and advisors of the Fund (including the Adviser) so long as such private communications would not be reasonably determined to trigger public disclosure obligations for any Party. In addition, the covenants set forth in this Section 2.1 shall not be deemed to prevent the voting of any Common Shares held by the ETF proportionately in accordance with the method prescribed in the second clause of Section 12(d)(1)(E)(iii)(aa) of the 1940 Act (“Mirror Voting”) in accordance with the proxy voting policy of the ETF.

2.2                Saba covenants and agrees that it will, and will cause the Saba Entities and the Affiliates (except, for the avoidance of doubt, the ETF) to:

(a)       during the period from the execution of this Agreement until the Agreement is terminated pursuant to Section 4, appear by proxy or otherwise at any meeting of shareholders of the Fund (including any postponements or adjournments thereof) at which shareholders of the Fund are being asked to consider a proposal recommended by the Fund Board to merge or otherwise reorganize the Fund into another registered investment company for which the Adviser serves as investment adviser (“Reorganization”), and (i) cause all shares it and the Saba Entities beneficially own as of the record date for such meeting to be counted as present thereat for purposes of a quorum, and (ii) vote or cause to be voted at such meeting all of the shares Saba, the Saba Entities and the Affiliates beneficially own as of the record date for such meeting (except, for the avoidance of doubt, for the ETF) in favor of such Reorganization. For the avoidance of doubt, except as set forth in this Section 2.2(a), nothing in this Agreement shall require Saba, the Saba Entities and the Affiliates to vote or cause to be voted at any meeting or otherwise or requires Saba, the Saba Entities and the Affiliates to vote or cause to be voted in any specific direction (including being present for purposes of the calculation of quorum).

2.3                Upon the written request of the Fund, which shall be no more frequently than once each fiscal year of the Fund, Saba will notify the Fund in writing of the number of Common Shares beneficially owned by Saba, the Saba Entities and the Affiliates. Saba shall take all actions practical to prevent its present and future general partners, members, directors, officers, the Saba Entities and the Affiliates from engaging in conduct otherwise prohibited by this Agreement.

2.4	Saba represents and warrants as follows:

(a)                  It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)                This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Saba in accordance with its terms.

(c)                The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

(d)                Saba beneficially owns, directly or indirectly, and has the power to vote all the Common Shares as described in the recitals to this Agreement (except for shares of the ETF, which shall be subject to Mirror Voting in accordance with the proxy voting policies presently in place at the ETF), and its ownership of Common Shares has at all times complied with applicable provisions of the 1940 Act.

(e)                As of the date hereof, neither Saba nor any of the Saba Entities or the Affiliates is a party to any derivative securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the Common Shares.

2.5	The Adviser represents and warrants as follows:

(a)                  It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement.

(b)                  This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against it in accordance with its terms.

(c)                  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

(d)            The Fund Board has taken all of the actions ascribed to it in this Agreement.

2.6           The Adviser covenants and agrees that, following the certification by the Fund’s inspector of election of the Change of Control Approval, the Adviser will promptly pay to Saba or the Affiliates, in reimbursement of its proxy solicitation costs for the proxy contest for the Fund, cash in the amount of $150,000 by wire in accordance with separate written instructions to be provided by Saba.

2.7.       This Agreement is the result of an arms-length, good faith compromise and shall never at any time, for any purpose, be considered as an admission or evidence of liability or the absence of liability of any Party.

Section 3. Public Announcement

3.1                                   No later than one business day following the later of the date of this Agreement and the date the Inspector of Elections certifies the voting results of the April 16, 2021 meeting of shareholders of the Fund confirming the Change of Control Approval, (a) the Fund shall issue one press release substantially in the form attached as Exhibit A (the “Fund Press Release”) and (b) Saba shall issue one press release substantially in the form attached as Exhibit B (the “Saba Press Release” and, together with the Fund Press Release, the “Press Releases”), and no party shall make any public statement inconsistent with the Press Releases during the period from the date this Agreement is executed until the termination of this Agreement, as described in Section 4. No party shall issue additional press releases in connection with this Agreement or the actions contemplated hereby without the prior written consent of the other party except as provided below. Nothing in this Agreement shall limit or prevent (a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose by discretionary acts by any Party), including without limitation any statements, filings, notices or announcements made in the context of an issuer tender offer conducted under Section 13(e)(1) of, or pursuant to Schedule TO under, the Exchange Act, (b) the Fund or the Adviser from issuing any press releases or other communications relating to the Tender Offer or any Subsequent Tender Offer,

(c) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required, (d) any Party from making any factual statement in the Massachusetts Litigation, and (e) any Party from communicating privately with their respective investors, prospective investors and governance boards regarding the terms of this Agreement.

3.2                                   Following the issuance of the Press Releases, Saba shall promptly prepare and file an amendment to their applicable Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) for the Fund reporting the entry into this Agreement (which will not contain any statement inconsistent with the Press Releases and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Fund). Saba shall also file a copy of this Agreement or a summary thereof as an exhibit to the Schedule 13D amendment.

3.3                                Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that, prior to the payment of the proceeds of the Tender Offer referenced in Section 1.1(a), the Fund may not effect a merger, reorganization with another registered investment company for which the Adviser or its affiliates (or with any other funds that are managed or advised by a successor adviser) serves as investment adviser (whether or not the Fund is the surviving company) nor issue additional shares. The Parties acknowledge and agree that the Fund may merge or reorganize with another registered investment company for which the Adviser or their affiliates (or with any other funds that are managed or advised by a successor adviser) serves as investment adviser (whether or not the Fund is the surviving company) at any time after the payment of the Tender Offer proceeds. The Fund will ensure that any such merger or reorganization effected with the Fund will be effected in a manner that binds the surviving company to all provisions of this Agreement.

Section 4. Termination

4.1                Notwithstanding anything herein to the contrary, if the Fund fails to complete the Tender Offer referenced in Section 1.1(a) and distribute the proceeds in cash to the participating shareholders by August 13, 2021, if the Fund fails to complete any Subsequent Tender Offer that it is obligated to undertake pursuant Section 1.1(f) and distribute the proceeds in cash to participating shareholders by December 31 of the calendar year in which the Subsequent Tender Offer is triggered pursuant to Section 1.1(f), or if the Adviser fails to make the payment pursuant to Section 2.6, this Agreement shall no longer be binding on Saba, the Saba Entities or the Affiliates, and Saba reserves all rights to seek appropriate relief.

4.2                Otherwise, this Agreement shall remain in full force and effect until the earlier of:

(a)             if the Fund is required to undertake a Subsequent Tender Offer in calendar year 2024 pursuant to Section 1.1(f), the date the proceeds of such Subsequent Tender Offer are paid to shareholders or, if no Subsequent Tender Offer is triggered in 2024, December 31, 2024;

(b)             such other date as may be established by mutual written agreement of the Fund, the Adviser and Saba;

(c)             upon ten (10) business days’ prior written notice by either party to this Agreement (the Non-Breaching Party”) to the other party (the “Breaching Party”) following any such material breach of this Agreement by the other Breaching Party if such breach has not been cured within such notice period, provided that the Non-Breaching Party is not in material breach of this Agreement at the time such notice is given.

4.3                            Survival. This Section 4.3 and Section 5 will survive the termination of this Agreement. In addition, Section 1.3 will survive the termination of this Agreement if the Agreement is terminated pursuant to Section 4.2(a) or (b). No termination pursuant to Section 4.1 or Section 4.2(c) relieves any Party from liability for any breach of this Agreement prior to such termination.

Section 5. Miscellaneous

5.1                             Specific Performance. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in The Commonwealth of Massachusetts, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.

5.2                             Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in The Commonwealth of Massachusetts for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in The Commonwealth of Massachusetts, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

5.3                             Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

5.4                             Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

5.5                             Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to the Adviser, to:

Eaton Vance Management

Two International Place,

Boston, MA 02110

Attention: Maureen A. Gemma, Vice President

With a copy to Rick Froio, Chief Compliance Officer

If to Saba, to:

Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, NY 10174

Attention: Michael D’Angelo

Email: Michael.D’Angelo@sabacapital.com

5.6                             Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use their reasonable commercial efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

5.7                             Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of The Commonwealth of Massachusetts, without regard to the conflict of law principles thereof.

5.8                             Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto and those categories of persons specifically enumerated herein, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Parties. Any such attempted assignment will be null and void.

5.9                         Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.

5.10                         Receipt of Adequate Information; No Reliance; Representation by Counsel. Each party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party by reason of the foregoing shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

5.11                         Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

5.12                        Expenses. Except as set forth in Section 2.6, all attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

[Signature Pages Follow]

In Witness Whereof, the Parties hereto have executed this Agreement as of the date first above written.

Eaton Vance Management

/s/ Maureen A. Gemma
Name: Maureen A. Gemma
Title: Vice President
Saba Capital Management, L.P.

/s/ Michael D’Angelo
Name: Michael D’Angelo

EXHIBIT A

FUND PRESS RELEASE

[Eaton Vance Logo]

Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

Eaton Vance Floating-Rate Income Trust Announces Results of Special Meeting of Shareholders, Increased Initial Tender Offer and Additional Conditional Tender Offers

BOSTON, MA, [ ], 2021 — At a joint special meeting of shareholders held on April 16, 2021 (the “Special Meeting”), shareholders of Eaton Vance Floating-Rate Income Trust (NYSE: EFT) (the “Fund”) approved a new investment advisory agreement (the “New Agreement”) with Eaton Vance Management, the Fund’s investment adviser.

Tender Offers. As previously announced on March 16, 2021, the Board authorized a conditional cash tender offer for up to 25% of the Fund’s outstanding common shares at a price per share equal to 99% of the Fund’s net asset value per share (“NAV”) as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the date the tender offer expires, conditioned on Fund shareholders’ approving the New Agreement (the “Initial Tender Offer”). The Fund is announcing today an increase in the amount of the Initial Tender Offer from up to 25% of the Fund’s outstanding shares to up to 50% of the Fund’s outstanding common shares. All other terms of the Initial Tender Offer are as previously announced. The Fund will commence the Initial Tender Offer by July 1, 2021 and purchase common shares tendered and accepted in the Initial Tender Offer by August 13, 2021.

Additional terms and conditions of the Initial Tender Offer will be set forth in the associated Fund offering materials and additional press releases, as applicable. If the number of shares tendered in the Initial Tender Offer exceeds 50% of the Fund’s outstanding common shares, the Fund will purchase shares from tendering shareholders on a pro rata basis (disregarding fractional shares). Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s tendered common shares in the Initial Tender Offer.

In addition to increasing the Initial Tender Offer, the Fund is announcing today that it will conduct cash tender offers by the end of the fourth quarter of each of 2022, 2023 and 2024 (each, a “Conditional Tender Offer” and, collectively with the Initial Tender Offers, the “Tender Offers”) for up to 10% of the Fund’s then-outstanding common shares if, from January to August of the relevant year, the Fund’s shares trade at an average discount to NAV of more than 10% (based upon the Fund’s volume-weighted average market price and NAV on business days during the period). If triggered, common shares tendered and accepted in a Conditional Tender Offer would be repurchased at a price per share equal to 98% of the Fund’s NAV as of the close of regular trading on the NYSE on the date such Conditional Tender Offer expires. If a Conditional Tender Offer is triggered, the Fund will issue a press release providing notification and additional information about such Conditional Tender Offer.

Distribution Rate Increase. On March 16, 2021, the Fund announced an increase in its regular monthly distributions on common shares of approximately 25% from the Fund’s March 2021 distribution, conditioned on Fund shareholders’ approval of the New Agreement. This condition has been met, and the distribution rate increase will be reflected in the Fund’s regular monthly distribution beginning in [May] 2021. Fund distributions may include amounts from sources other than net investment income. When that is estimated to be the case, shareholders will be notified on a monthly basis. The final determination of the tax character of Fund distributions will occur after the end of each calendar year, at which time that determination will be reported to shareholders. Fund distributions in any period may be more or less than the net return earned by the Fund on investments, and therefore should not be used as a measure of performance or confused with “yield” or “income.” Distributions in excess of Fund returns will cause the Fund’s net assets and NAV per share to decline.

Eaton Vance Corp. was acquired by Morgan Stanley on March 1, 2021. Its Eaton Vance Management, Parametric, Atlanta Capital and Calvert investment affiliates are now part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

About the Fund

Except pursuant to a tender offer, common shares of the Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds often trade at a discount from their NAV. The market price of Fund shares may vary from NAV based on factors affecting the supply and demand for shares, such as Fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of the Fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the Fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. The Fund is not a complete investment program and you may lose money investing therein. An investment in the Fund may not be appropriate for all investors. Before investing, prospective investors should consider carefully a Fund’s investment objective, strategies, risks, charges and expenses.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund has not commenced the Tender Offers described in this release. Each Tender Offer will be made only if the condition described above is satisfied, and only by an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. For each Tender Offer, the Fund will also make available to shareholders without charge the offer to purchase and the letter of transmittal.

Shareholders should read these documents carefully, as they would contain important information about the Tender Offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Fund. Additional information about the Fund, including performance and portfolio characteristic information, is available at eatonvance.com.

Statements in this press release that are not historical facts may be forward-looking statements, as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors that may be beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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EXHIBIT B

Saba Press Release

SABA CAPITAL REACHES AGREEMENTS WITH THREE EATON VANCE CLOSED-END FUNDS

Eaton Vance Senior Income Trust, Eaton Vance Floating-Rate Income Trust, and Eaton Vance Senior Floating-Rate Trust to Commence Tender Offers

NEW YORK, April [XX], 2021 – Saba Capital Management, L.P. and certain associated parties (collectively “Saba”) today announced that it has reached agreement with Eaton Vance Management with respect to each of Eaton Vance Senior Income Trust (NYSE: EVF), Eaton Vance Floating-Rate Income Trust (NYSE: EFT), and Eaton Vance Senior Floating-Rate Trust (NYSE: EFR) (the “Funds”).

Under the terms of the agreements, Eaton Vance Senior Income Trust, Eaton Vance Floating-Rate Income Trust, and Eaton Vance Senior Floating-Rate Trust will commence cash tender offers for up to 60%, 50%, and 50%, respectively, of the Funds’ outstanding shares of common stock at a price per share equal to 99% of the Funds’ respective net asset values (“NAV”) per share. The Funds will repurchase shares tendered and accepted in the tender offers in exchange for cash.

The Funds also agreed to three conditional year-end tender offers for up to 10% of their then outstanding common shares, at 98% of NAV in the event the average discount to the respective Fund’s NAV from January 1 through August 31 of each of 2022, 2023 and 2024 exceeds 10% based on the respective fund’s volume-weighted average market price and NAV on the business days during such period.

In addition, Saba has agreed to certain standstill covenants.

“We are pleased to have reached these agreements that benefit all shareholders,” said Pierre Weinstein, Partner and Portfolio Manager of Saba. “By providing all shareholders of the Funds with the opportunity to tender their shares at a price near the Funds’ NAVs, tendering shareholders will receive immediate liquidity at an attractive price, and non-tendering shareholders will benefit from a narrowing in the Funds’ discounts to NAV as well as the accretive nature of the tender being conducted at 99% of NAV.”

About Saba Capital

Saba Capital Management, L.P. is a registered investment adviser founded in 2009. Saba is a spin-out of a proprietary investing group founded by Boaz Weinstein at Deutsche Bank in 1998. Saba manages $3.2 billion across four core strategies: Credit Relative Value, Tail Hedge, SPACs and Closed-End Funds. Saba’s investors are predominantly institutions and include public and corporate pension plans, endowments and foundations, family offices, banks and insurers, bank private wealth platforms, fund of funds and certain high net worth individuals.

Contacts Investors Leah Jordan

Investor Relations Leah.Jordan@sabacapital.com

Media Gasthalter & Co.

Jonathan Gasthalter/Amanda Klein

212-257-4170